Exhibit 99.2

NICE Named Market Share Leader in Contact Center Workforce Optimization by DMG Consulting

Demonstrating another strong performance, NICE acknowledged for growth and innovation through cloud and analytics

Hoboken, N.J., July 2 2020 – NICE (Nasdaq: NICE) today announced that it has once again been named market share leader in contact center workforce optimization (WFO) by DMG Consulting LLC for 2019. NICE demonstrated a 37.3 percent share in contact center WFO, reflecting 7.7 percent year-over-year growth. A leading independent research and consulting firm, DMG also acknowledged NICE's leadership position in several other categories including contact center recording revenue, direct and indirect sales in WFO, non-contact center recording, North America market share, service revenues, WFO and recording solutions and more.

In DMG's report entitled "Contact Center Workforce Optimization Market Share Report”, NICE retained its leadership in the cloud hosted SaaS solutions domain with 38.6 percent market share, an increase of 6.1 percent over the previous year and 16.1 percentage points more than the nearest competitor. NICE was also recognized as the market share leader based on total company GAAP revenue with a 41 percent share of the market for 2019, signifying a 9 percent growth year-over-year.

In another segment, the analyst firm’s report noted NICE’s leadership in sales of voice recording solutions with a 48.7 percent market share, a sizeable increase from 28.3 percent in the previous year and led the closest competitor by 35.1 percentage points. NICE is also the leader in WFO and recording with 37.3 percent market share, demonstrating growth of 6 percent in 2019 over the previous year.

Donna Fluss, President, DMG Consulting, said, “2019 was a strong year for contact center investments. Historically, WFO solutions have performed well both in good and challenging economic times. In recent months, many contact centers demonstrated their agility by rapidly enabling employees to work from home. We hope that contact center executives will make the necessary changes to their customer service operations to enable them to cost-effectively deliver an outstanding customer experience.”

Barry Cooper, President, NICE Enterprise Group, said, "Customers are increasingly looking for technology solutions that help their business meet their CX agility needs. DMG’s analysis once again reflects the increased customer adoption of NICE’s innovative, flexible and agile WFO solutions. We believe this report testifies to NICE's role in ensuring continued customer experience excellence no matter which environment businesses operate in. We're pleased to have been named the contact center WFO market share leader by DMG."

To learn more about NICE's WFO solutions, please click here.

For more information about NICE's recording solutions, please click here.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.